SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated April 4, 2007 re: France Telecom Board of Directors decides to set up a share-based compensation plan for Group employees press release

Paris, April 4, 2007

France Telecom’s Board of Directors decides the setting up of a share-based compensation plan for Group employees with a stock option scheme and an allocation of free of charge shares

To help ensure that staff are fully behind the NExT objectives, the Board of Directors of France Telecom met today and approved the implementation of a new share-based compensation mechanism to recognize the efforts made by its staff under the NExT plan. This system, which comprises two components, is being launched in line with the authorizations given at the general meetings on September 1, 2004 (5th resolution) for stock options and April 21, 2006 (12th resolution) for the allocation of free of charge shares, and will be finalized by May 2007.

The ‘stock option’ component is intended for executive management with key responsibility or expertise. The allocation of the stock options will be possible for the entire France Telecom group, with the exception of the listed companies other than France Telecom. It will cover up to 1,200 beneficiaries.

For the first time, France Telecom will also be setting up a system for the allocation of free of charge shares, open to all of the Group’s employees in France (excluding stock option beneficiaries), representing around 104,000 people in total, provided that the performance objective is reached with regard to the NExT Plan. Similar mechanisms are currently under review for employees outside France and who are not stock options beneficiaries.

The two components of this plan will represent around 0.80% of the current share capital of France Telecom.

About France Telecom

France Telecom serves almost 160 million customers in five continents (220 countries or territories) as of December 31, 2006, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is number three mobile operator and number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

Press contacts: +33 1 44 44 93 93

Patrick Thielemans

patrick.thielemans@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 5, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information